Exhibit 77C for AXP Growth Series, Inc.

                   RESULTS OF AXP RESEARCH OPPORTUNITIES FUND
              SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 9, 2004
                                   (Unaudited)

A brief description of the proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below.

To approve an Agreement and Plan of Reorganization between the Fund and AXP Large Cap Equity Fund.

Dollars Voted "For"  Dollars Voted "Against"    Abstentions     Broker Non-Votes
 138,520,018.516         5,723,185.160         6,945,513.882         0.000